Exhibit 99.7

NDTV Question and Answer Session

INFOSYS Limited NDTV QUESTION AND ANSWER SESSION

Q3 FY 2014 RESULTS

January10, 2014

CORPORATE PARTICIPANTS

S. D. Shibulal

Co-Founder, Member of the Board, Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

B.G. Srinivas

President & Member of the Board

Pravin Rao

President & Member of the Board

Sanjay Jalona

Head - Manufacturing vertical and Engineering Services

Mohit Joshi

Head - Financial Services

Sandeep Dadlani

Head - Retail, CPG and Logistics

Manish Tandon

Head – Life Sciences

Jackie Korhonen

Country Head - Australia & New Zealand

Interviewer

Prashant R. Nair

NDTV Profit

Prashant R. Nair

As always, the top management team is joining me here. S.D. Shibulal is CEO and Managing Director at Infosys, Rajiv Bansal is CFO and B.G. Srinivas is President and Member of Board. Thanks very much for your time. So we get to the numbers in a bit, but I think the thing which people want to know is, what is really going on at Infosys, with all the top management changes. It is unusual. Shibu, let us just start off with that.

S. D. Shibulal

Q3 was a fairly decent quarter. We grew by 1.7%. But more importantly, our margins have improved from 23.5% to 25%. The net margin went up from 18.5% to 22.1%, volume went up 0.7%, but more importantly it is more offshore and less onsite. The onsite volume went down by 3.4%. It is very much in line with our cost of optimization initiatives, because for the last 2 quarters we have been on a journey of doing cost optimization. So, one of the part of cost optimization is we see how we can add more value from offshore. That is a very important leading indicator that our cost optimization journey is starting to yield.

Prashant R. Nair

Get people back home.

S. D. Shibulal

Not get people back home; add more value to our clients from offshore. That is what we have done.

Prashant R. Nair

But, is that the big sort of takeaway from the result, I mean the shift to offshore, if it had been as much onsite as the last quarter, we would have seen a bigger 3.5% growth, I mean...

S. D. Shibulal

No, I think the takeaway from Q3 is that it was very much in line with what we expected. Q3 and Q4 are soft quarters for us. Q3 is soft because of holidays and furloughs. We had soft expectation for Q3 and Q4. It is a decent quarter, very much in line with what we expected

 Prashant R. Nair

The margins have gone up, that is the other highlight to my mind.

Rajiv Bansal

I think we have done exceedingly well on our initiative to bring more efficiency into our operation, but at the same time we are making investments and we continue to make investments to secure a better future for ourselves

Prashant R. Nair

Marketing expenses have gone down quarter-on-quarter over Rs. 100 crores or so?

Rajiv Bansal

If you look at what has happened during the quarter, as what Shibu was saying, our delivery operations have become more effective; we have been able to move work offshore. As a result, it is showing up on the Profit & Loss account in terms of salary cost reduction. Even in sales and marketing as a part of the cost initiative, as we have been talking it about for the last 2 quarters, we are looking at every individual sales guys what they are doing, whether we can do it much more efficiently and more effectively. As a result, during the quarter there has been reduction in the person months of sales. Though we have good headcount, we are adding more sales people, but also the mix of people in sales changing. And that is showing results. But it also gives us the confidence to invest back in the business. I think if you look at during the quarter we have invested back in the business. I think after having kept at margins of about 23.5% I think it is a good sign. It is an early but promising sign of seeing margin improvement happening. What I would also add is that if there is a need to make investments, we would make investments. To that extent, you will continue to see quarterly fluctuations in our margin. But I think on a medium to long term, I am confident about 25% operating margin

Prashant R. Nair

Because when you talk about investing in the future, what is happening in Infosys seems to be a realignment of adjustment of expectations of future growth.

Rajiv Bansal

There are multiple factors for the margin increase. One is that pricing went up by 2.2% for the onsite and offshore which flows into the margin. Onsite mix came down which flows into the margin. If you look at, there are many factors. We have invested in quality and productivity during the quarter. Our software expenses have gone up during the quarter. So we have ploughed back a lot of the savings back into the investments required for better delivery efficiency, quality and productivity

Prashant R. Nair

Employee hiring I think is down, right?

Rajiv Bansal

Net hiring is down, but I think that is because most of the freshers joining has already happened during the first 2 quarters. As we are preparing our operations plan for the next year, we are looking at hiring people from the campuses as we speak.

Prashant R. Nair

So when do you get back to 30% margins?

Rajiv Bansal

I wish I could say tomorrow. But we also have to understand that we are going through a transformation. I think the market is not what it used to be many years back. We have to invest back in the business, we have to change our operations, the whole model that we have. I would say that medium to long-term I would be more confident and more comfortable with the operating margin about 25 (+/-1%) but I think taking margins 30% would start impacting your growth and your model unless we are able to change the model completely over a long period of time.

Prashant R. Nair

B. G., between you and Mr. Rao, responsibilities have almost been evenly divided?

B. G. Srinivas

It is a privilege to do more at Infosys. Even FS sector which I was handling globally, was a significant chunk of responsibility. It also gives me the ability to contribute more in other sectors. If you remember I was handling Manufacturing sector 3 years ago, so I do continue to relate to the clients in this sector. So there is lot more to done, both in Americas as well as in Europe. The market has definitely stabilized. We see an uptick in market both in the US and Europe is also on a recovery path. Hopefully next year we will definitely have more to do in all the 3 significant areas. Clients are looking at cost optimization initiative, they are simplifying their internal operations, there is more we can contribute in that area definitely. The other areas which we see clear opportunities, clients were definitely looking at newer operating models, newer channels for growth, innovation is key on their agenda. Here again, we are seeing Infosys’ capability and our assets in terms of our IP and platforms coming to play. So these are two distinct areas. In Manufacturing, we are also seeing clients looking at leaner R&D, leaner Engineering services. There are opportunities for Infosys. I am happy to assume this responsibility and contribute more.

Prashant R. Nair

Shibu, what is growth for 2015 looking like?

S. D. Shibulal

When we look at budgets, they are somewhat stable, that is what we are seeing. At the same time clients are very much focused on cost optimization. That optimization does give us an opportunity to create solutions which can reduce their total cost of ownership. That allows us to grow with our clients.

Prashant R. Nair

Are you seeing demand for IT Services increasing in 2014 compared to 2013?

S. D. Shibulal

There is a slight uptick which we are seeing all across our client base. At the same time, we will wait for the budgets to close and their new initiatives to be announced for us to have a better idea about next year.

Prashant R. Nair

But as things stand right now we are seeing that may be things are going to be slightly better?

S. D. Shibulal

We are seeing our clients marginally more confident than in the past.

 Prashant R. Nair

Volume growth of 0.7%, that was a little disappointing?

S. D. Shibulal

Our volume grew by 2.6% offshore, and onsite volume came down by 3.4%. It also reflects the softness of the quarter because of furloughs and holidays.

Prashant R. Nair

So where do you expect volume growth as we proceed into the next couple of quarters?

S. D. Shibulal

I think our guidance says it all, right now our guidance is 11.5% to 12%; in constant currency 12.4% to 12.9%. In many ways that summarizes everything, it shows that run rate which we have achieved over the last 3 quarters plus what we are expecting for the next quarter.

Prashant R. Nair

What is your sense on margins in the near term, I am not talking about when you get back to 30% but what is your sense? We saw it over the last 2 quarters not that much focus on margins, let’s gets revenue growth back on stream, what is going to be the trade off?

Rajiv Bansal

The tradeoff is very simple. We have to secure our future by getting better growth. We want industry leading growth, we want superior margins. So I think our expression is very clear. But I think the first focus is on getting the growth. If you look at the last 3 quarters, we have invested money back in the business and this time. We are seeing early but promising results of those investment paying off. We are seeing efficiency in our operations which is flowing back to the margin. At the same time we have invested back into the business. If you look at our software expenses, they have gone up by almost $16-$17 mn in the quarter which is a big investment into quality and productivity which we believe we need to get better delivery efficiencies as we go forward. I would say that in the near term you would see margin fluctuations from us because we would continue to plough back investments into the operations as and when needed, but in the medium to long-term I am confident about 25% operating margins (+/-1%).

Prashant R. Nair

You are not telling me very much, Rajiv.

Rajiv Bansal

But there is nothing much to say because I cannot say much over the next quarter because if there is a requirement, if B.G. or Pravin comes back to me and say, “We need to invest in this business and it will give us returns in the next year” I would be more than happy to make that investment. So it is very difficult for me to say exactly where the margins are going to be next quarter. A lot would depend on where we see, what opportunity we see, where we need to make investment. But I think what is more important is that in the medium to long-term, even after we make the investment, if I can get 25%-26% operating margin I think it is good.

Prashant R. Nair

So what is going on with all the exits, right, because there is no clarity, nobody has said clearly what is going on at the company?

S.D. Shibulal

I think we need to look at 2 or 3 factors. #1 we are a large corporation, we have a very deep pool of leadership. If you look at the 160,000 people and if you take 1% of that as leaders, that is 1600 people. We need to put this in perspective because we are only discussing a few exits that is important to put that into perspective, #1. #2 the organization is going through a transformation, there are changes and we are driving cost optimization.

Prashant R. Nair

No, let us take the Executive Council for a bit, what was the rationale for dismantling? It was expanded I think about 2 months back, now it has been dismantled.

S. D. Shibulal

The purpose of Executive Council is to deliberate at the highest level in all levels of details. That was expanded in such a way that lot more people can be part of the Executive Council. Now that we have two presidents, and most of the business portfolio is being divided across these two presidents, most of the deliberations are within the presidents. So they are setting up their own governance mechanisms. It may not be an Executive Council. It may be something similar to it but the two presidents are expected to set up their own governance mechanism.

Prashant R. Nair

No, you are telling me the result, I am talking about why has this happened, I mean why are we seeing what we are seeing?

S. D. Shibulal

Once you have two Presidents they need to do the deliberations, so they need to have their own governance.

Prashant R. Nair

So was there a sense of the company that the EC was not working effectively?

S. D. Shibulal

No, it is part of the structural change which we made. We made a structural change by which we created two presidents. Most of the business portfolio will eventually report to them. Once that happens, the governance has to be within those two Presidents. That is why effective April it has been dismantled. Corporate level EC has been dismantled which means the new governance success will come into place under these two presidents.

Prashant R. Nair

B. G., for example Mr. Chandrashekar Kakal, right, I mean he now will report to you?

B. G. Srinivas

He will not. As Shibu mentioned most of the business responsibilities are divided between me and Pravin Rao. I will have a stronger bias towards the market, the sales and marketing. Pravin will have a bias towards delivery operations and the delivery streams across all sectors and service lines. I will focus on sales and marketing across all verticals and geographies. That is the bias we have created. This is required because we need to drive certain efficiencies, learning, ideas across sectors as well as geographies. In that context when there is a change there is a change to the structure, there is a change to the individuals who are taking on newer assignments.

Prashant R. Nair

Is reorganization complete, Shibu?

S. D. Shibulal

Actually, we have only announced the Presidents. There is some more realignment which will have to happen and that is in progress.

Prashant R. Nair

At the top?

S. D. Shibulal

The top is complete but the realignment is not complete. It is not announced, it will get announced.

Prashant R. Nair

Thank you Shibu, Rajiv and B.G., thanks very much for your time. With me next is the top leadership at the company who joins in, Pravin Rao is President, member of the board of the company. We have got Sanjay Jalona – Senior Vice President and Global Head of Manufacturing and Engineering Services at Infosys. Mohit Joshi is Vice President and Head of Financial Services Americas, he is joining in as well.

Let us just start with you Pravin. So I was talking to B.G. earlier and I was saying that between you and B.G, responsibilities have almost been evenly split at Infosys. How is this going to work and how far into the process of settling down are we because we have seen many, many changes. Shibu just before you guys came and told me that there will not be any more top level changes but under you and Pravin, there will be changes naturally as you deem fit. Where are we in the process?

Pravin Rao

I think at the highest level we have defined the two Presidents. Between me and B.G. as you rightly said the two business portfolios are being divided between us. B.G. will predominantly focus on the market, he is in the market while I have my own portfolio. While I will continue to spend time in the market, meeting my clients in my portfolio, I will also to a large extent focus lot more on the delivery side, on the service innovation, on the supply chain kind side. Given that me and B.G. have now gone up one level, so we will have next level of leadership taking our roles in Financial Services for B.G. and Retail CPG for myself. Other than that, I think it is more an incremental thing. We are not seeing any dramatic change in the structure.

Prashant R. Nair

But you will see under both of you, you will see a realignment of responsibilities, I mean that has to happen.

Pravin Rao

Yes, I think in most of the portfolios we have already have leaders in those portfolios so it is not that we are bringing in new leadership or anything. The leaders are already there.

Prashant R. Nair

So, are we talking only about new designation I mean how will that happen?

Pravin Rao

There is no change in the vertical structure or anything. For instance Sanjay has been heading Manufacturing for last 6 to 8 months and will continue to play that role. In the new structure, he will report to B.G.. So there are those shifts in terms of reporting. Different segments will report either to B.G. or myself. There are only 2 vacancies in terms of B.G. moving out from FSI to assume in higher responsibility, so we will have a replacement for him. Similarly I have to identify replacement for me at RCL. Otherwise by and large, we have preserved the structure. It continues to be vertical focused, it continuous to be client-centric. In that sense it is an incremental thing, it is not something which is very dramatic.

Sanjay Jalona

Prashant if I may add. What you are going to think about this is, as the leadership team which is predominantly been managing these verticals for the last 6 to 8, years is just going to take over the responsibilities that B.G. and Pravin were doing who are going to predominantly look at consolidated verticals plus have first responsibilities for the markets and their delivery organization between B.G. and Pravin. But the guys who have been running the accounts and the markets for the last 6 to 8 years, are just going to come frontline and take over the responsibilities.

Prashant R. Nair

Pravin there will be changes in reporting structure. So that is something which I think could be a potential source of worry, maybe it will all perfectly settle down. Many of your peers will now report to you. As oppose to what the situation was when a lot of you were on the Executive Council together. That’s been dismantled, there are two presidents of the company, so many of them will report to you. Does it change things and how operationally things will work or is it already settling down?

Pravin Rao

We don’t see that as a major issue. It is part of any organization growth. Many people taking over from us have been groomed by us and they have been in the market for 6 to 8 years. They have demonstrated leadership. I don’t see any change or anything in that, I don’t see that as a big concern and things are settling down.

Sanjay Jalona

Again it is not fair for B.G. or Pravin to answer this. Let me tell you from my side. Both B.G. and Pravin are very experienced leaders, we all have a lot of respect for them. B.G. was my peer. But before that I have reported to B.G. for a very long time as well. I think similarly there are all the rest of us who have a lot of admiration and respect for both of these guys. We are just so happy that these guys have taken these roles and we can look forward to the future.

Prashant R. Nair

Okay fair enough. Let us just talk about demand. How is it looking as we start 2014? Shibu was saying that it is looking slightly better compared to 2013. But we will have to wait for budgets to close, etc., but what is your sense?

Pravin Rao

We are optimistic about the demand, we are slowly seeing an uptick in the discretionary spend. In the Continental Europe I think in the last few quarters, we are seeing lot more propensity for outsourcing and offshoring. Overall there is a lot of positivity is what we are seeing. At the same time we are also seeing tremendous pressure on the cost across the board. In some sense it is also translating in to opportunities because it translates into large outsourcing deals. On the discretionary side, there is an uptick in discretionary spend but the characteristic of the spend is changing. We are seeing much more smaller deals. We are also seeing a stop-start behavior because it is purely gone by the quarterly results of the company. If the company is not doing well they will slow down some of the discretionary spends and so on. So the nature of the discretionary spend have changed but by and large…

Prashant R. Nair

It is becoming more unpredictable.

Pravin Rao

Yes there is some volatility in the discretionary spend but there is definitely an uptick. When you compare what it was 12 months back to what we are seeing now, there is definitely an uptick. In that sense I think it is probably lot more positive than what we saw about 6 months or 12 months back.

Prashant R. Nair

Sanjay you want to add to that.

Sanjay Jalona

Yes, I think if I maybe talk a little bit from the Manufacturing standpoint, we have two kinds of opportunities. One is the non-discretionary which is basically consolidation and renewal of the contract. We are seeing a huge uptick on that. But on the discretionary side while there has been an uptick on the automotive side for example because of the records sales of the automotive vehicles that has happened. But anything to do with mining because of what is happening in China anything which goes into mining and construction sector, these two sectors plus industrial manufacturing customers who service the mining customer, there has been a sluggishness. Second, sluggishness is on the high tech side. Anybody who is focusing on the PC side because of the sluggishness of the PC market, there has been a downward trend. But anybody who is on the tablet side or on the smart phone side there is enough robustness in the market, so it is mixed bag.

Mohit Joshi

That is true for Financial Services as well. Just one correction though, I look after the Financial Services portfolio for the Americas not for Europe. We are seeing clients spending on specific themes. In Financial Services I think there are four key areas - clients are spending on industrialization, they are spending a lot of money on utilities, complexity reduction; that is one thing. We are seeing a lot of spending on digital, social media, mobile. We are obviously seeing a lot of compliance driven spending. Finally we are seeing some sort of cost take out and cloud related initiatives in the infrastructure space. Even in Financial Services, these are the four key themes that are driving clients’ spend behaviors.

Prashant R. Nair

So, you are looking at North America as well?

Mohit Joshi

Financial Services in Americas.

Prashant R. Nair

So that has being doing pretty well, over the last many quarters, right.

Mohit Joshi

Overall in Financial Services this quarter, we had a decent quarter. We grew by 2%. We added 16 new clients. Like I said these are the 4 themes where we see clients’ spending money in the next few quarters.

Prashant R. Nair

Okay, just to come back to Pravin. Is the CEO question settled? It is an unfair question to ask you but what is your view?

Pravin Rao

You should ask Shibu.

Prashant R. Nair

I didn’t get the time, I got squeezed out but, I mean can one say it is going to be an internal guy. Now with the new structure, has it been settled in that way, is that a fair assessment of things?

Pravin Rao

I think Shibu probably would the right person to answer. Shibu is there for another one year. I think he is going out only in March of 2015. Still another year and a quarter left, so there is still lot of time.

Sanjay Jalona

So, I think Nominations Committee chartered with finding our CEO, but obviously we have strong candidates internally.

Prashant R. Nair

There has been lot of talk that lot of these exits have happened just below the CEO level. I mean Senior Vice President, Presidents; that happens all the time at companies but the degree to which it is happened is what is surprising. That is my point so even if it is been because a lot of CEO aspirants, potential aspirants have left I mean so what is left essentially is the pool out of which the Nominations Committee perhaps will pick the next CEO.

Sanjay Jalona

If I may take a shot at it, I am not sure whether it is all because of the CEO aspirants leaving. There are enough opportunities in the marketplace, there are people who have their own priorities and they make a call. There is a depth of leadership in the company and I think you are seeing in the various interactions right now, the kind of leadership that is available in the company.

Prashant R. Nair

Is there a morale issue Pravin at any level or all seems fine, I mean you are a very large organization, lots of people and it is a people business at the end of the day and some of the people who have left, in a way they were the interface with public, the marketplace and the faces of the company. I am not doubting the capability and the depth and experience of the management team at Infosys right now but is there a job there as well, I mean on the morale side.

Pravin Rao

No, I think we should separate out the external interface vs. the internal. Sanjay answered to the earlier question. Many of the leaders who are around have been running those business for 6-8 years in their own portfolio. On a day to day basis they are interacting with the employees. So I don’t think that is a big issue. To the external world, few people were interacting much more than others. But internally most of the leaders at this level, next level and in fact in our world actually it is a project manager community which is glued to the entire population because they are the ones on a day-to-day basis who interact with the employees. They are the people who are communicating changes, who are managing all the things, motivating people and other things. In that sense in my mind from an employee perspective, that is the most crucial layer.

Mohit Joshi

And equally on the client facing side, we have our client partners, our engagement managers and our sales people who are interacting with clients on a regular basis, that is the primary interface to most of our clients.

Prashant R. Nair

Pravin, Sanjay and Mohit thanks very much for your time, gentleman. With me is Sandeep Dadlani – Senior Vice President and Head Americas for Retail, CPG and Logistics; Manish Tandon, Senior Vice President and Head of Life Sciences vertical at the company; Jackie Korhonen – Senior Vice President, Country Head for Australia and New Zealand.

Sandeep, let me start with you, what was the performance first in the third quarter and how is demand for the businesses that you are looking after, in 2014?

Sandeep Dadlani

Well, if you look at Retail and CPG, we had a good quarter. We had 4.1% growth in Retail and CPG. That is primarily because of the way the holiday season went. The holiday season in Americas for example was a mixed bag. We had overall growth at about 2%-3%, but then retailers had to really go all out in terms of promotional discounting. They had to make tough offers in terms of shipments and logistics and they got into trouble there. They had issues with credit card fraud etc. So all in all, they went through a quarter where they had to really work hard in getting the consumers into the stores and getting them online. If you double click on that, online spending went up by 10%. Spending using mobile devices went up by 40%. What does that mean for Infosys? We were supporting at least half a dozen retailers in all their multichannel, digital transformation initiatives. Now that kind of selective spending is expected to continue. On the other hand, since margins are under pressure, they have to spend more to get consumers into the store. We will see ruthless cost optimization initiatives. That is the challenge and an opportunity for us.

Prashant R. Nair

How big is your addressable market and how larger player is Infosys as things stand?

Sandeep Dadlani

So Retail, CPG globally is a pretty large market. Gartner put spend there at about $40bn-$45 bn. Now Infosys as you have already seen the numbers, Retail, CPG, and logistics is about 24% of the company and we continue to see decent momentum. We had a decent quarter. Going forward as well, the key is to take opportunities in cost optimization and to focus on the select areas where they are increasing spending.

Prashant R. Nair

Manish, you want to go in Life Sciences, just a bit about what happened in the quarter first?

Manish Tandon

I think if you look at the Life Sciences sector, most of our large clients, their blockbuster drugs are coming off-patent. The industry is staring down what is not very popularly known as the ‘patent cliff’. Just to give you a perspective, once the drug comes off-patent, it loses 90% of its revenue. The drug pipeline is also not very good. That there is a lot of change happening in this sector because of this. So there are cost initiatives, there are variability initiatives, how to make your cost variable. It is a fairly challenging environment as far as budgets are concerned. But in this sector, we are coming from behind. Status quo rarely throws up opportunities. These challenging times are throwing up good opportunities for us. That is reflected in our results in Q3 as far as Life Sciences is concerned. We grew about 9% Q2 to Q3. But the outlook is fairly murky because there are lots of cost pressures, but there are opportunities.

Prashant R. Nair

You seem to be saying you are relatively small player, the market itself is not exactly growing and most of the incremental returns will come from internal efforts at cost optimization, etc.

Manish Tandon

Right, and the desire for our clients to make their cost structure variable. If your blockbuster drug loses 90% of its revenue in a single year, the imperative for the industry is to make the cost structure variable. It is not just about cost reduction. It is about achieving variability of cost structure and that is why we are seeing lot of stuff around newer pricing models, cloud based solutions, etc.

Prashant R. Nair

So we have pricing generics, 90% price erosion that happens. Are not these generic guys potential customers?

Manish Tandon

They are but most of the generic guys are relatively smaller in terms of their IT spend. In fact we are creating a set of offerings which will target the so called generic manufacturers etc. Typically the IT spend in the pharma space is about 3% of revenues. Generic manufacturers, it is slightly lower, it is about 2% - 2.5% and the size is smaller.

Prashant R. Nair

Jackie, why don’t you tell us a little about Australia, New Zealand the business that Infosys does there what is the third quarter like and what is the outlook?

Jackie Korhonen

The Australian and New Zealand economies held up relatively strongly over the past couple of years. So our businesses had good growth over that period. This quarter, we had a solid quarter in line with the rest of the business. The business we do in Australia is very strong in the Financial Services Sector and also the in the telecom Sector. So there are two sort of main industry verticals. When you look forward for us, what we will be focusing on is broadening our client base, breaking into some new industries particularly in the Government side. Government in Australia is the largest vendor and today we do very little business in Government. We are investing in building relationships and building public sector offerings to grow that part of that business. We are cautiously optimistic. We are investing in sales people and our delivery in Australia has always been very strong.

Prashant R. Nair

What is the contribution of these markets right now?

Jackie Korhonen

So Australia as part of Infosys overall is about 8%.

Prashant R. Nair

In Australia itself?

Jackie Korhonen

Yes.

Prashant R. Nair

To the overall business?

Jackie Korhonen

To the overall Infosys business.

Prashant R. Nair

Sandeep the sector that you look at in Retail, what is the most promising one area which you think can really drive growth?

Sandeep Dadlani

I met 25 CXOs in the last 12 weeks and I asked them a simple survey around where is spending increasing. Almost all of them focused on 3 or 4 key areas. One was Digital Transformation - Mobile, Online that entire trend. Second one was on Big Data - BI and Analytics. Third one was on Infrastructure and Cloud offerings which is very key for them both from a cost optimization perspective and future growth perspective. The last one was trying to do Vendor Consolidation and more Managed Services Program, again a cost optimization play. My clients are directly telling me that these are the 4 areas where they will focus the attention on whether it is from a discretionary spend investment perspective or a cost optimization perspective. I think we are focused on these four areas as of now.

Prashant R. Nair

E-commerce, also falls in the ambit of what you do?

Sandeep Dadlani

When I said Digital Transformation, it includes online, eCommerce, in fact the entire customer experience layer where you Prashant may go online on a retailer, go into a store, visit a catalogue or a call center, etc. Every touch point of yours is part of that Digital Transformation.

Prashant R. Nair

Even here in India, that is the only industry, except for IT and pharma which is growing pretty well as eCommerce right?

Sandeep Dadlani

Absolutely, I think Americas is also seeing the same and Europe is also seeing the same. So underneath the flat figures of retailers across US and Europe, you will see dramatic increases in spend online, on mobile, on social, etc., and that directly reflects the areas we are spending and growing in.

Prashant R. Nair

Fair enough. Sandeep thanks very much for joining in. Great to have you with us here. Manish, appreciate it and Jackie, thanks very much for coming on, appreciate it. Thank you.